ANTILIA GROUP, CORP.

Calle Duarte, No. 6

Sosua, Dominican Republic

Tel. 829-217-2262

April 17, 2017

Mr. Scott Anderegg,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Antilia Group, Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed March 27, 2017

       File No. 333-216184

Dear Mr. Scott Anderegg:

Antilia Group, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated April 7, 2017 (the "Comment Letter"), with reference to the Company's amendment No.1 to registration statement on Form S-1 filed with the Commission on March 27, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Government Regulation, page 23

1. We note your response to prior comment 7 and your revised disclosure that you need to obtain a dealer license in the Dominican Republic and in Nevada. However, in response to our prior comment 2, you advised that you have already engaged in dealer activities and you revised your disclosures to reflect this activity. Please clarify when you intend to obtain dealer licenses and what the ramifications are of engaging in dealer activities without a license.

Our response: Please be advised that Antilia Group doesn’t believe it needs to be licensed as a dealer until it actually commences selling used cars for a profit. As we stated in our previous response, we have received prepayments for two cars (from Dominican customers) and only purchased one vehicle for resale but have not actually sold the vehicle yet. We plan to export this one vehicle as well vehicles we plan to purchase for the Dominican customers to the Dominican Republic, and intend to obtain whatever US export permits are required and will comply with Dominican Republic’s used car dealer regulations when selling the vehicle in the Dominican Republic. We have revised our prospectus to clarify that we intend to secure a used car dealer license in Nevada and Dominican Republic after completion the offering but prior to selling any used cars in the State of Nevada and Dominican Republic.

Exhibit 23.1

2. Due to the lapse of time since your independent accountant’s previous consent to the use of its audit report, please provide an updated consent.

Our response:  We have filed an updated consent.

Please direct any further comments or questions you may have to the company at antiliagroup@gmail.com.

Thank you.

Sincerely,

/S/ Ramon Perez Concepcion

Ramon Perez Concepcion, President